FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    January 2008

Commission File Number    000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2007	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

BRAZAURO RESOURCES CORPORATION
16360 PARK TEN PLACE, SUITE 217
HOUSTON, TX 77084

January 24, 2008                                                                                             Trading Symbol: BZO

BRAZAURO AmendS the Expiry Date and Exercise Price of 4,626,666
Warrants

Houston, Texas: Brazauro Resources Corporation (TSXV: BZO) (the“Company”) - The Company will seek approval from the TSX Venture Exchange to amend the 4,626,666 outstanding share purchase warrants of the Company (the “Warrants”) originally issued pursuant to a private placement of Units at a price of $0.90 per Unit on March 22, 2007. Each Warrant currently entitles the holder to acquire one additional common share of the Company at a price of $1.60 per share up until March 22, 2008. Subject to acceptance of the TSX Venture Exchange, the Warrants will be amended to extend the expiry date to March 22, 2009 and reduce the exercise price to $1.25 per share.
No other terms of the Warrants will be amended.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation
For further information, please contact: Brazauro Mark Jones, Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.